December 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christopher Edwards

Jordan Nimitz

Kevin Vaugh

Christine Wong

Re:	Bionomics Limited

Registration Statement on Form F-1

Registration No. 333-261280

Acceleration Request

Requested Date: December 15, 2021

Requested Time: 5:25 PM, Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Evercore Group L.L.C. and William Blair & Company, L.L.C, as representatives of the several underwriters, hereby join Bionomics Limited in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-261280) (the “Registration Statement”) to become effective on December 15, 2021, at 5:25 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

Evercore Group L.L.C.

By:	/s/ Ed Baxter
Name:	Ed Baxter
Title:	Senior Managing Director

William Blair & Company, L.L.C.

By:	/s/ Steve Maletzky
Name:	Steve Maletzky
Title:	Head of Equity Capital Markets

cc:     Errol De Souza, Ph.D., Bionomics Limited

Benjamin K. Marsh, Goodwin Procter LLP

Nathan Ajiashvili, Latham & Watkins LLP

Michael E. Sullivan, Latham & Watkins LLP

Cheston J. Larson, Latham & Watkins LLP

[Signature Page to Acceleration Request]